EXHIBIT 99.2

Management's Discussion and Analysis ("MD&A") of December 19, 2005

        This MD&A is published to meet Securities Regulatory requirements and is disseminated in both print and electronic form in conjunction with the Annual Report of Central Fund of Canada Limited ("Central Fund" or the "Company") for the fiscal year ended on October 31, 2005. Readers are directed to the Directors' 44th Report to Shareowners on pages 2 and 3 and to the notes to financial statements on pages 8 to 12 which fully disclose accounting policies, share capital, related party administration and consulting agreement fees and other matters within Central Fund's 2005 Annual Report.

        The following discussion is based on Central Fund's financial statements which are prepared in accordance with accounting principles generally accepted in Canada.

Outstanding Shares

        There are 94,296,320 Class A retractable shares and 40,000 Common shares issued and outstanding at October 31, 2005.

Administrator and Administration and Consulting Fees

        Central Fund has no employees. It is party to an Administration and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through four of its officers and directors. The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants which provide administrative and consulting services to the Company. For such services, the Company pays an administrative and consulting fee, payable monthly, that was from 1996 to October 31, 2005 at an annual rate of 1/2 of one percent based on the Company's net assets up to $50,000,000, 3/8 of one percent on the next $50,000,000 in net assets and 1/4 of one percent on any excess over $100,000,000.

        Effective November 1, 2005, an Amended and Restated Administration and Consulting Agreement reduced the annual administration and consulting fee schedule for at least the next ten year term to 0.30% on the first $400 million of total net assets, 0.20% on the next $600 million of total net assets and 0.15% on total net assets exceeding one billion dollars. The approval of the reduced schedule followed Board Committees' requests on August 8, 2005 for review of agreements of the Administrator.

Results of Operations — Changes in Net Assets

        The change in net assets as reported in U.S. dollars from period to period is primarily a result of share offerings and the changing market prices of gold and silver and the proportion of each held by the Company. Also, because gold and silver are initially denominated in U.S. dollars, changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars. The following table summarizes the changes in net assets in both U.S. and Canadian dollars, gold and silver prices, and the exchange rate between U.S. and Canadian dollars:

	Years ended October 31,
	2005		2004		2003
	U.S.$	Cdn. $	U.S.$	Cdn. $	U.S.$	Cdn. $
Unrealized appreciation (depreciation) of investments (in millions)	$45.8	$35.0	$46.2	$18.4	$26.3	$(3.6)
Net income (loss) for the period (in millions)	$42.7	$30.8	$43.9	$14.6	$24.8	$(6.8)
Earnings (loss) per Class A share	$0.45	$0.33	$0.64	$0.21	$0.59	$(0.16)
Change in net assets from prior year (in millions)	$122.7	$127.8	$223.7	$253.8	$62.2	$50.2
% change from prior year	29.3%	25.0%	114.9%	98.8%	47.0%	24.3%
Change in net assets per Class A share from prior year	$0.47	$0.33	$0.92	$0.70	$0.65	$(0.03)
% change per Class A share from prior year	8.9%	5.1%	21.1%	12.2%	17.6%	(0.5)%
Gold price (U.S. $ per fine ounce)	$470.75		$425.55		$386.25
% change from prior year	10.6%		10.2%		21.9%
Silver price (U.S. $ per ounce)	$7.765		$7.160		$5.135
% change from prior year	8.4%		39.4%		14.7%
Exchange rate: $1.00 U.S. = Cdn.	$1.1801		$1.2207		$1.3197
% change from prior year	(3.3)%		(7.5)%		(15.4)%

        In 2005, net assets as reported in U.S. dollars increased by $122.7 million or 29.3%. A large portion of this increase was the result of a public offering during the year as described in note 4 to the financial statements. This share offering was issued at a premium over the net asset value per Class A share at the time, such that there was no dilution of the interests of existing Class A shareholders. Of the net proceeds from the share issue totalling $80,942,696, $40,790,400 was used to purchase 96,000 fine ounces of gold bullion, and $35,376,000 was used to purchase 4,800,000 ounces of silver bullion, primarily in physical bar form. The balance of the proceeds, $4,776,296, was retained in interest-bearing cash deposits for working capital purposes.

        The balance ($41.7 million) of the increase in net assets is primarily attributable to the increases in the prices of gold (10.6%) and silver (8.4%) during the year.

        The increase in net assets described above was nominally affected by the loss before unrealized appreciation of investments during the year and the dividend paid on the Class A shares. Though subject to the same effects as described above, net assets, as reported in Canadian dollars, increased by a lesser amount of 5.1% as a result of the 3.3% decrease in the U.S. dollar relative to the Canadian dollar.

        In 2004, net assets as reported in U.S. dollars increased by $223.7 million or 114.9%. A large portion of this increase was the result of two public offerings during the year as described in note 4 to the financial statements. In both cases, these share offerings were issued at a premium over the net asset value per Class A share at the time, such that there was no dilution of the interests of existing Class A shareholders. Of the net proceeds from these share issues totalling $180,563,040, $94,878,842 was used to purchase 226,546 fine ounces of gold bullion, and $78,145,241 was used to purchase 11,327,333 ounces of silver bullion, primarily in physical bar form. The balance of the proceeds, $7,538,957, was retained in interest-bearing cash deposits for working capital purposes.

        The balance ($43.1 million) of the increase in net assets is primarily attributable to the increases in the prices of gold (10.2%) and silver (39.4%) during the year.

        The increase in net assets described above was nominally affected by the loss before unrealized appreciation of investments during the year and the dividend paid on the Class A shares. Though subject to the same effects as described above, net assets, as reported in Canadian dollars, increased by a lesser amount of 12.2% as a result of the 7.5% decrease in the U.S. dollar relative to the Canadian dollar.

        In 2003, net assets as reported in U.S. dollars increased by $62.2 million or 47.0%. A large portion of this increase was the result of two private placements during the year as described in note 4 to the financial statements. In both cases, these share offerings were issued at a premium over the net asset value per Class A share at the time, such that there was no dilution of the interests of existing Class A shareholders. Of the net proceeds from these share issues totalling $37,799,299, $21,466,571 was used to purchase 58,117 fine ounces of gold bullion, and $14,021,800 was used to purchase 2,900,000 ounces of silver bullion, primarily in physical bar form. The balance of the proceeds, $2,310,928, was retained in interest-bearing cash deposits for working capital purposes.

        The balance of the increase in net assets of $24.4 million is primarily attributable to the increases in the prices of gold (21.9%) and silver (14.7%) during the year.

        The increase in net assets described above was nominally affected by the net loss before unrealized appreciation of investments during the year and the dividend paid on the Class A shares. Though subject to the same effects as described above, net assets, as reported in Canadian dollars, decreased by 0.5% as a result of the 15.4% decrease in the U.S. dollar relative to the Canadian dollar.

        The following table summarizes the changes in net assets in U.S. dollars, gold and silver prices, and the exchange rate between U.S. and Canadian dollars on a quarterly basis:

	Quarter ended (in US$)
	October 31	July 31	April 30	January 31
2005
Unrealized appreciation (depreciation) of investments (in millions)	$45.1	$1.0	$16.4	$(16.7)
Net income (loss) for the period (in millions)	$44.3	$0.3	$15.6	$(17.5)
Earnings (loss) per Class A share	$0.47	$0.00	$0.17	$(0.19)
Changes in net assets from prior period (in millions)	$43.4	$0.3	$15.6	$63.4
% change from prior period	8.7%	0.1%	3.2%	15.2%

	Quarter ended (in US$)
	October 31	July 31	April 30	January 31
2005 continued
Change in net assets per Class A share from prior period	$0.46	$0.01	$0.16	$(0.16)
% change per Class A share from prior period	8.7%	0.2%	3.1%	(3.0)%
Gold price	$470.75	$429.00	$435.70	$422.15
% change from prior period	9.7%	(1.5)%	3.2%	(0.8)%
Silver Price	$7.765	$7.145	$6.98	$6.72
% change from prior period	8.7%	2.4%	3.9%	(6.1)%
Exchange rate: $1.00 U.S. = Cdn.	$1.1801	$1.2259	$1.2569	$1.2380
% change from prior period	(3.7)%	(2.5)%	1.5%	1.4%
2004
Unrealized appreciation (depreciation) of investments (in millions)	$37.3	$13.8	$(26.7)	$21.8
Net income (loss) for the period (in millions)	$36.7	$13.2	$(27.3)	$21.3
Earnings (loss) per Class A share	$0.53	$0.20	$(0.39)	$0.41
Changes in net assets from prior period (in millions)	$36.0	$13.2	$81.6	$92.7
% change from prior period	9.4%	3.6%	28.4%	47.6%
Change in net assets per Class A share from prior period	$0.45	$0.17	$(0.16)	$0.46
% change per Class A share from prior period	9.3%	3.7%	(3.3)%	10.6%
Gold price	$425.55	$391.40	$388.50	$399.75
% change from prior period	8.7%	0.7%	(2.8)%	3.5%
Silver Price	$7.16	$6.42	$5.95	$6.225
% change from prior period	11.5%	7.9%	(4.4)%	21.2%
Exchange rate: $1.00 U.S. = Cdn.	$1.2207	$1.3292	$1.3706	$1.3264
% change from prior period	(8.2)%	(3.0)%	3.3%	0.5%
2003
Unrealized appreciation (depreciation) of investments (in millions)	$10.2	$12.4	$(13.2)	$17.0
Net income (loss) for the period (in millions)	$9.8	$12.0	$(13.6)	$16.6
Earnings (loss) per Class A share	$0.23	$0.29	$(0.34)	$0.46
Changes in net assets from prior period (in millions)	$9.4	$12.1	$9.7	$31.0
% change from prior period	5.1%	7.0%	6.0%	23.4%
Change in net assets per Class A share from prior period	$0.21	$0.27	$(0.29)	$0.46
% change per Class A share from prior period	5.1%	7.0%	(7.0)%	12.4%
Gold price	$386.25	$354.75	$336.75	$367.50
% change from prior period	8.9%	5.3%	(8.4)%	16.0%
Silver Price	$5.135	$5.08	$4.605	$4.8725
% change from prior period	1.1%	10.3%	(5.5)%	8.9%
Exchange rate: $1.00 U.S. = Cdn.	$1.3197	$1.4073	$1.4335	$1.5290
% change from prior period	(6.2)%	(1.8)%	(6.2)%	(2.0)%

Forward — Looking Observations

        It is possible to predict the impact that changes in the market prices of gold and silver will have on the net asset value per Class A share. Assuming as a constant exchange rate the rate which existed on October 31, 2005 of $1.1801 Cdn. for each U.S. dollar together with holdings of gold and silver bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per share by approximately $0.31 per share or Cdn. $0.37 per share. A 10% change in the price of silver would increase or decrease the net asset value per share by approximately $0.26 per share or Cdn. $0.30 per share. If both gold and silver prices were to change by 10% simultaneously in the same direction, the net asset value per share would increase or decrease by approximately $0.56 per share or Cdn. $0.66 per share.

        When expressed in U.S. dollar terms, Central Fund's net asset value per Class A share is largely unaffected by changes in the U.S./Canadian dollar exchange rate due to the fact that nearly all of Central Fund's net assets are priced internationally in U.S. dollar terms. However, changes in the value of the U.S. dollar relative to the Canadian dollar have a direct impact on net assets as expressed in Canadian dollars. This arises because over 99% of Central Fund's net assets are initially denominated in U.S. dollars as at October 31, 2005, including gold and silver bullion and some U.S. cash. An increase in the value of the Canadian dollar versus the U.S. dollar means that the aforementioned U.S. dollar denominated assets are worth less when expressed in Canadian dollar terms.

        It is also possible to predict the impact that changes in the value of the U.S. dollar relative to the Canadian dollar will have on the net asset value per Class A share as reported in Canadian dollars. As previously mentioned, over 99% of Central Fund's net assets are denominated in U.S. dollars. Assuming constant gold and silver prices, a 10% increase or decrease in the value of the U.S. dollar relative to the Canadian dollar would change the net asset value per share as expressed in Canadian dollars in the same direction by approximately the same percentage.

        To date, Central Fund's annual income tax liability has been exclusively made up of the Canadian federal large corporations tax (a tax on the amount of taxable capital employed in Canada in excess of an allowable capital deduction). The Federal government has commenced reducing this tax rate (currently 0.175%) to 0.125% in 2006, 0.0625% in 2007 and to eliminate it entirely in taxation years after 2007.

Financial Results — Net Income

        Central Fund's earned income objective is secondary to its investment objective of holding the vast majority of its net assets in gold and silver bullion. Generally, Central Fund only seeks to maintain adequate cash reserves to enable it to pay operating expenses, taxes and Class A share dividends. Because gold and silver bullion do not generate revenue, Central Fund's actual revenues are a miniscule percentage of its net assets. However, CICA Accounting Guideline 18, requires Central Fund to record unrealized appreciation (depreciation) of investments in income. Accordingly, in the last three fiscal years, Central Fund has reported net income as required. Central Fund expects to generate cash flow from its holdings of cash equivalents and nominal marketable securities, and will sell bullion certificates only if necessary to replenish cash reserves.

Fiscal 2005 Compared to Fiscal 2004

        The net income of $42,652,131 during the 2005 fiscal year was 2.9% lower than the 2004 net income of $43,916,153. The prime component of this decrease was unrealized appreciation of investments as a result of adoption of the new accounting policy. Interest income was higher compared to the prior year as average balances of interest-bearing cash deposits were higher. There were no dispositions of marketable securities during fiscal 2005 or 2004.

        Expenses (which exclude income taxes) increased by 56.4% over the prior year. The increase in net assets during the year as a result of the public offering and the increases in the prices of gold and silver had an impact on several expense categories. Administration fees, which are calculated monthly based on net assets at each month end increased during the year as a direct result of the higher level of net assets attributable to the factors mentioned above. Not only did safekeeping fees and bullion insurance costs increase to reflect larger quantities and dollar values of gold and silver bullion being held, but the custodian significantly increased its rates in their schedule of fees. Shareholder information costs increased as U.S. and Canadian stock exchange fees were increased at the time of filing the additional issue of shares. Also, legal fees increased close to three fold, in part due to an additional Special Meeting of shareholders and tax advice.

        Expenses (which exclude income taxes) as a percentage of the average of the month-end net assets during the 2005 fiscal year were to 0.51% compared to 0.48% in 2004. Income taxes, or more specifically the Federal large corporations tax, are based on the Company's total net assets as at its fiscal year end. The increase in income taxes to $869,549 from $740,684 in 2004 is directly related to the higher net asset level which existed at October 31, 2005.

Fiscal 2004 Compared to Fiscal 2003

        The net income of $43,916,153 during the 2004 fiscal year was 76.6% higher than the 2003 net income of $24,863,913. The prime component of this increase was unrealized appreciation of investments as a result of adoption of the new accounting policy. Interest income was higher compared to the prior year as average balances of interest-bearing cash deposits almost doubled. There were no dispositions of marketable securities during fiscal 2004 or 2003.

        Expenses (which exclude income taxes) increased by 47.7% over the prior year. The increase in net assets during the year as a result of the two public offerings and the increases in the prices of gold and silver had an impact on several expense categories. Administration fees, which are calculated monthly based on net assets at each month end increased during the year as a direct result of the higher level of net assets attributable to the factors mentioned above. Similarly, safekeeping fees and bullion insurance costs increased to reflect larger quantities and dollar values of gold and silver bullion being held. Shareholder information costs increased as U.S. and Canadian stock exchange fees were increased at the time of filing the additional issues of shares.

        Expenses (which exclude income taxes) as a percentage of the average of the month-end net assets during the 2004 fiscal year were reduced to 0.48% compared to 0.65% in 2003. Income taxes, or more specifically the Federal large corporations tax, are based on the Company's total net assets as at its fiscal year end. The increase in income taxes to $740,684 from $395,234 in 2003 is directly related to the higher net asset level which existed at October 31, 2004.

Liquidity and Capital Resources

        Central Fund's liquidity objective is to hold cash reserves that generate some income primarily to be applied to pay operating expenses, tax payments and Class A share dividends. At October 31, 2005, Central Fund's cash reserves including cash equivalents were $10,195,379. The comparable figure at October 31, 2004 was $9,482,536. The ability of Central Fund to have sufficient cash for operating expenses, tax and dividend payments, and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents and marketable securities. Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund's bullion holdings and/or marketable securities portfolio may be sold to fund tax and dividend payments, provide working capital and pay for redemptions (if any) of Class A shares. Sales of such investments could result in Central Fund realizing capital losses or gains. Central Fund qualifies as a Mutual Fund Corporation for Canadian income tax purposes but is not a mutual fund as defined by securities regulators. As a Mutual Fund Corporation, any Canadian tax payable by Central Fund to the extent that it relates to taxable capital gains is fully refundable when the realized gains are distributed to shareholders through redemptions. Should Central Fund not qualify as a Mutual Fund Corporation at any time in the future, Central Fund would have to pay non-refundable tax on such capital gains, if any. Payments for such distributions or tax would be a further use of Central Fund's cash resources. During the fiscal year ended October 31, 2005, Central Fund's cash reserves increased by $712,843 from those at October 31, 2004. The primary sources and uses of cash are as follows:

Sources of Cash

        The primary inflow of cash resulted from the proceeds (net of share issue costs of $561,303) from the issuance of Class A shares during the year of $80,942,696. An additional $332,365 was generated from interest on short-term securities and nominal dividends paid on marketable securities.

Uses of Cash

        The primary outflow of cash during the year involved the purchase of gold and silver bullion with the proceeds from the share issues referred to above. Central Fund paid $40,790,400 to purchase 96,000 fine ounces of gold and $35,376,000 to purchase 4,800,000 ounces of silver.

        Central Fund paid $2,510,605 during the 2005 fiscal year for operating expenses, $391,668 of which related to amounts which had been accrued at October 31, 2004 and were reflected in the accounts of that year. Other cash outflows during the year included $1,092,250 in payments of the Canadian federal large corporations tax and $792,963 paid in the 2005 fiscal year with respect to Central Fund's October 31, 2004 Class A share dividend declared.

        Central Fund's board of directors made the decision to build up cash reserves by maintaining a portion of the proceeds from share issues in recent years in cash and cash equivalents. Consistent with this objective, $4,776,296 of the $80,942,696 received upon the issuance of Class A shares this year was kept in interest-bearing cash deposits. These amounts are to be used to pay operating expenses, tax and dividend payments, and demands for redemption (if any). The Board is mindful of Central Fund's normal trend of diminishing cash reserves, and Senior Officers monitor its cash position with an emphasis on maintaining its gold and silver bullion holdings as opposed to generating income. Central Fund's stated objective is to hold the maximum portion of its assets in the form of gold and silver bullion as it deems reasonable. Central Fund has the ability to generate any necessary cash by liquidating a small portion of its holdings. At low cash reserve levels and in the absence of other sources of capital, liquidations may be made regardless of market conditions and could result in Central Fund realizing gains or losses on its bullion or marketable security holdings.

Inflation

        Because Central Fund's financial statements are prepared on a market price basis, the impact of inflation and changing prices on the price of gold and silver is reflected in these financial statements.

Risk Factors

        The following are certain factors relating to the nature of the Company which prospective investors should consider carefully before deciding whether to purchase shares.

Gold and Silver Price Volatility

        Central Fund is almost entirely invested in pure gold and silver bullion. Therefore, the principal factors affecting the price of its shares are factors which affect the price of gold and silver, and which are beyond the Company's control. However, the Company believes that such factors have a lesser impact on the shares of Central Fund than on shares of gold producers as gold producers have considerable inherent operational risks, resulting in more volatile share prices of such producers. Central Fund's net assets are denominated in U.S. dollars. As at October 31, 2005, the Company's assets were made up of 53.9% gold bullion, 44.5% silver bullion and 1.6% cash, marketable securities and other working capital amounts. The Company does not engage in any leasing, lending or hedging activities involving these assets, so the value of the Shares will depend on, and typically fluctuate with, the price fluctuations of such assets. The market prices of gold and silver bullion may be affected by a variety of unpredictable international economic, monetary and political considerations. Macroeconomic considerations include: expectations of future rates of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and other currencies; interest rates; and global or regional political or economic events (including banking crises). Political factors, including international conflicts, may also affect gold and silver prices.

United States Federal Income Tax Considerations

        It is likely that the Company is a "passive foreign investment company" for United States federal tax purposes. Under the passive foreign investment company rules, the tax treatment of the Class A non-voting shares is very complex, uncertain and, in some cases, potentially unfavorable to United States Persons. Each United States person that acquires Class A shares, whether from the Company or in the market, is strongly urged to consult his, her or its own tax advisor.

        This MD&A is dated December 19, 2005.